Exhibit 99.1

BioNTech Announces New ADS Repurchase Program

MAINZ, Germany, March 28, 2023 – BioNTech SE (Nasdaq: BNTX, “BioNTech” or the “Company”) today announced that it has entered into a new share repurchase program (the “Program”), pursuant to which the Company may purchase American Depositary Shares, each representing one ordinary share (“ADS”), of the Company in the amount of up to $0.5 billion during the remainder of 2023. BioNTech expects to use all or a portion of the repurchased ADSs and the ADSs held in treasury to satisfy upcoming settlement obligations under the Company’s share-based payment arrangements.

The timing and total amount of ADS repurchases will depend upon market conditions and may be made in open market purchases from time to time. The share repurchase program announced on March 31, 2022 of up to $1.5bn concluded on March 17, 2023 with a total repurchase amount of $1.3bn.

The Program has been designed to operate within the safe harbor provided by Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the affirmative defense provided by Rule 10b5-1 of the Exchange Act.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.com.

BioNTech Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify these forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s intent to repurchase, from time to time, the Company’s ADSs. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking. These risks and uncertainties include, but are not limited to: changes in the market price of the Company’s ADSs, general market conditions and applicable securities laws. For a discussion of these and other as well as the risks, uncertainties and other factors described in the Company’s filings with the Securities and Exchange Commission. The “forward-looking statements” included in this press release are made only as of the date of this release. We do not have and do not undertake any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, and we expressly disclaim any such obligation, except as required by law or regulation.

CONTACTS

BioNTech
Investor Relations
Michael Horowicz
Tel: +1 617 955 7420

Email: Investors@biontech.de

Media Relations
Jasmina Alatovic
Tel: +49 (0)6131 9084 1513
Email: Media@biontech.de